VIA EDGAR

April 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance

Re:	Re: Corruven, Inc.

Registration Statement on Form S-1

Filed October 31, 2012

File No. 333-184669

Dear Ladies and Gentlemen:

At the request of Corruven, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 26, 2012 from Jay E. Ingram, Legal Branch Chief to the Commission to Alain Belanger, Chief Executive Officer of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on October 31, 2012 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and have attached a marked copy of such Amendment Registration Statement indicating the changes that the Company has made to the original Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.	It appears you may qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. If that is the case, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company

For guidance you may wish to refer to our Frequently Asked Questions on the JOBS Act which are available on the Commission’s website

Response:

The Company confirms that they qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and have added the requested disclosure to the Amended Registration Statement included on the prospectus cover page, page 13 under the caption “Risk Factors” and page 33 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.” Note that the Company has elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(1) and has included a statement in the prospectus that the election is irrevocable.

2.	Disclosure indicates that you are a development stage company with nominal operations consisting of developing the business model and marketing concepts, a history of no revenues and losses since formation, substantial operating losses anticipated for an indefinite period of time, no arrangements for additional financing, and a minimum of $300,000 required for completion of the prototype line of production by December 31, 2012. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Response:

The Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”) and, therefore, the Amended Registration need not comply with the requirements of Rule 419.

Rule 419 defines a “blank check company” as a company that:

i.    is a development stage company that has no specific business plan  or purpose or has indicated that its business plan is to engage in a  merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.    is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations which involves the planned development and sale of the sale of the Corruven composite panel (the “Corruven Composite Panel”). These are not “nominal operations” but normal day to day business operations in implementing such plans through the physical development of the Line of Production (as defined in the MD&A section of the Amended Registration Statement). These matters are described in more detail in the expanded section entitled “Business of the Company”, Management’s Discussion and Analysis of the Financial Condition and Results of Operation” and subheadings thereunder.

It is reasonably common for companies, especially development stage companies, to have limited assets and resources, a history of no revenues, substantial operating losses as well as having a going concern explanatory paragraph in the report of its auditor, which the Company’s Registration Statement and Amended Registration Statement contain. Although the original Registration Statement (and Amended Registration Statement), contain disclosures relating to the Company’s lack of arrangements for additional financing, as described in the Amended Registration Statement, the Company has in fact obtained financing related to the completion of the initial Line of Production and expects such initial Line of Production to be up and running by the second quarter of 2013. The Company is considering all possible avenues to develop its business and believes that being a public company may increase its image and credibility in the marketplace and provide additional possible sources of funding. The fact that these resources are limited does not change the fact that the Company has a specific business plan that it is in the process of implementing. It also must and has disclosed such related risks and limitations to potential investors throughout the Registration Statement and Amended Registration Statement. Although those risks and limitations exist, it does not mean that a business plan does not exist nor that efforts are not underway to implement such business plan. The Company is an early development stage company and not a Rule 419 company.

Lastly, the Company does not have any current plans whatsoever to engage in a merger or acquisition with any other company or companies or other entity or person.

In summary, the Company, because of its specific business plan, the fact it does not have any current plans to engage in a merger or acquisition with any other company or companies or other entity or person and the fact it is implementing such business plan, is not a Rule 419 blank check company but an early stage development company.

3.	Please advise us of all other registration statements of companies for which your directors and officers may have acted as promoters or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:

None of our directors nor officers have acted as promoters nor have had controlling interests in any companies that have previously filed registration statements.

4.	Please explain the meaning of any acronym when introduced in the registration statement. For example, refer to “FRP,” “MDF,” “HDF,” and “OSB” on page 3.

Response:

The Amended Registration Statement has been updated accordingly throughout the document as follows:

As currently designed, the Corruven Composite Panels: (i) contain approximately 75% air making them extremely lightweight compared to other conventional panels; (ii) utilize approximately 25% of the raw material required to produce traditional panels (e.g.: FRP (“Fiberglass Reinforced Plastic”), Fiber Cement, MDF (“Medium Density Fiberboard”), HDF (“High Density Fiberboard”), OSB (“Oriented Stranded Board”), plywood, etc.); and (iii) use environmentally friendly formaldehyde-free glues which increase our distinction in the “green product” market.

5.	Please provide updated financial statements and related disclosure as required by Rule 8-08 of Regulation S-X.

Response:

The Amended Registration Statement has been updated accordingly.

6.	Please provide a currently dated auditors’ consent in your next amendment.

Response:

A currently dated and signed consent has been included in the Amended Registration Statement.

7.	Please update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices.

Response:

Our EDGAR company profile has been updated accordingly.

Our existing principal stockholder exercises control of our Company, page 7

8.	Please specify the percentage of issued and outstanding common stock controlled directly by Mr. Alain Belanger, your chief executive officer and a director.

Response:

Mr. Alain Belanger owns 58.86% of the issued and outstanding stock as of the date of the Amended Registration Statement. This ownership control is outlined in the “Selling Stockholders” section found in our Amended Registration Statement and we have updated the risk factors found in our Amended Registration Statement to include the following disclosure:

Mr. Alain Belanger, our Chief Executive Officer and a Director, will control 58.86% of our issued and outstanding common stock and 100% of our Series A Preferred Stock. Accordingly, Mr. Belanger will be able to control the election of directors and all other matters subject to stockholder votes. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, even if this change in control would benefit stockholders.

Possible Fluctuations in the Cost of Materials, page 7; The majority of raw wood materials used to produce our wood products are supplied by outside mills and companies…, page 10

9.	Please identify the principal raw materials used in the manufacturing of your products. Also, please clarify whether you have any supplier agreement for these principal raw materials.

Response:

We have updated the risk factors found in our Amended Registration Statement to include the following disclosure:

Possible Fluctuations in the Cost of Materials

Our future financial condition and results may be affected by fluctuations in the cost of materials. The principal raw materials used in the manufacturing of the Corruven Composite Panel consist of veneer, paper, plywood and glue. The Company does not currently maintain any supplier agreements for these raw materials and purchases its raw materials on the open market from various suppliers. The price and availability of these materials are subject to market conditions affecting supply and demand. Although the Company believes its needed raw materials are in abundant supply and available in a competitive market, our potential profitability may be negatively affected by increases in material costs to the extent we are unable to pass on such higher costs to our customers.

We may become dependent on specific industries…, page 9

10.	Please identify the industries that you expect to target to sell your products.

Response:

The original Registration Statement (“Business of the Company” – “Market for the Product” – “Initial Commercial Applications”) identified and outlined in detail the specific industries we expect to initially target to sell our products as follows:

Initial Commercial Applications

Large scale users of traditional wood panels, in mostly non-structural applications, are usually furniture manufacturers and cabinet makers. The shipping and handling costs of their products, due to increasing crude oil prices and overall cost increases therewith, are forcing these sectors to reconsider the design of their products and further manage the weight of said products, especially in connection with shipping expense.

Because of the interest expressed in the furniture manufacturing sector for light weight panels, it is our intent to allocate a large portion of our startup production to this market. However, the overall focus for Corruven Composite Panel will be to penetrate markets attracting premium pricing for added value products, such as natural wood finished ceiling tiles, luxury jet interior design, marine/yacht cabinetry & design and other lower volume / higher margin sectors. Other sectors like marine and aviation require light weight panels offering a high quality finish to maintain the luxury niche while reducing the overall weight of their products.

The following market analysis covers the four (4) key market segments we initially plan to penetrate [Emphasis added].

1. Furniture

We believe that furniture and cabinet manufacturers are actively seeking lightweight panels for their products. One of the furniture industry’s major concerns is not being able to ship their products via standard shipping (UPS, FedEx, etc.) because of the weight of their products and the added costs that are attributable to weight. We believe that furniture and cabinets manufactured using our light weight panels would reduce these shipping weight costs and allow for more use of the standard shipping options.

2. Marine, Recreational Vehicles and Aviation

We believe this market represents an opportunity for our light weight Corruven Composite Panel. The Market already utilizes lightweight panels and we believe our panels present a viable alternative.

We will manufacture our Corruven Composite Panels following strict industry guidelines regarding requirements of product stability and moisture resistance. We expect we may have to use a more moisture resistant core product to comply with industry standards. Several products are available, including the utilization of Teak wood sheets to produce the panels to increase marine appeal and humidity tolerance.

3. Shelves and Shelving Units

The current materials utilized for shelves and shelving units are mostly particleboard and MDF. These products are unnecessarily very heavy and oversized. The large quantity of material (and weight) is not necessary to support the products’ own structure. The Corruven Composite Panel, when utilized in this application, would make a much lighter product that is both easier to handle and less costly to ship.

4. Ceiling Tiles

This is a niche market. We believe this segment would be willing to pay a premium price for our product as it offers all of the key product characteristics with reduced weight and shipping costs.

Management’ Discussion and Analysis of Financial Condition and Results of Operations, page 21

11.	Please describe in sufficient detail the specific components of your plan of operations for the next 12 months.

Response:

We have updated the narrative under Management’ Discussion and Analysis of Financial Condition and Results of Operations found in our Amended Registration Statement to include the following disclosure:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This section of the Registration Statement includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus.

Company Business Model and Proposed Revenue Generation

As of the date of this prospectus, through the R&D Agreement with Corruven Canada, the Company is currently in the process of developing and completing the pilot technology and machinery involved in the line of production and production processes needed to produce the Corruven Composite Panel (the “Line of Production”). The Company has two initial proposed business models designed to generate future revenues through: (i) sales of the Corruven Composite Panel as an end user product; and (ii) the Line of Production license model.

Sales of Corruven Products

Our initial business model focuses on the generation of revenues through the sale of the Corruven Composite Panel product line itself. Following the completion of the pilot Line of Production, we intend to generate revenues through the development of sales contracts relating to the purchase by manufacturers of the Corruven Composite Panel product line. Once our pilot Line of Production and initial production facilities are complete, we plan to begin production initially for this target market.

Line of Production License Model

Our long term business model focuses on the potential for licensing our Line of Production and necessary raw materials related to the production of the Corruven Composite Panel. We hope to be less dependent on the manufacturing sector’s fluctuations by potentially focusing on the business of licensing the Line of Production equipment in different sectors while generating revenue from: (i) the sale and license of equipment and related technology; (ii) ongoing royalties from the output of such licensed equipment; and (iii) the raw materials used in the Line of Production and end product to be provided to the licensee by the Company. This allows for a business model that we believe does not depend on the local or regional health of the economy to generate balanced revenues. We expect that the Line of Production clients will develop new applications for the products on a case-by-case basis and thus increase its reach in the market place. Each Line of Production license and the related equipment and technology will be tailored to the individual licensee’s needs.

As described above, our initial revenue generating business model relates to the sale of Corruven Composite Panel products. Following the completion of the pilot Line of Production, we intend to launch the line of Corruven Composite Panel products and generate potential revenues through the development of sales contracts relating to the purchase by manufacturers of our line of Corruven Composite Panel products. Once our pilot Line of Production is complete, we plan to begin production initially for this target market.

Twelve Month Plan of Operations

Corruven “Core Panel” Production Line

The Corruven Composite Panel’s technology centers on the corrugated veneer core which requires heat pressing veneer rolls through a corrugated shaped press which creates the core of the lightweight panels (the “Core Panel”). This process, procedure and equipment forms the core of our proprietary technology and product. Outer face veneer sheets are then glued to the Core Panel to provide further structural integrity and inserted into a solid wood or composite frame structure (the “Frame Structure”), with final veneer sheets glued to the outer faces of the final panel (the “Finishing Process”) to create the Corruven Composite Panel end product.

The Company’s immediate efforts have been focused on the completion of the Line of Production equipment utilized to create the Core Panel. The Company believes the Core Panel is a marketable product in itself, even without the Frame Structure and Finishing Process necessary to complete the final Corruven Composite Panel. Once the Core Panel Line of Production is complete, the Company intends to focus our initial sales efforts in connection with the Core Panel for end use in ceiling/wall tiles, decorative panels and self supporting shelf units. Though our relationship and R&D Agreement with Corruven Canada, we estimate that we are approximately 95% complete with the development of the pilot Core Panel Line of Production. We estimate we will require a minimum of $20,000 related to the completion of this Line of Production, which funds have already been raised by the Company and transferred to Corruven Canada pursuant to the R&D Agreement, and we expect that such initial Core Panel Line of Production equipment will be completed and operational during the second quarter of 2013. Once complete, although no firm commitments or contracts have been obtained, the Company has received a positive response from potential customers for the initial Core Panel and we believe we may be able to generate revenues from the sale of the Core Panels during the second quarter of 2013.

Corruven Composite Panel Frame and Finishing Production Line

As described above, the Corruven Composite Panel structure starts with the Core Panel, which is then inserted into the solid wood Frame Structure, with final veneer sheets glued to the outer faces of the final panel in the Finishing Process to create the Corruven Composite Panel end product. In addition to the Core Panel, this process involves two additional production lines: (i) the Frame Structure Line of Production; and (ii) the Finishing Process Line of Production. Both the Frame Structure Line of Production and Finishing Process Line of Production involve machinery and equipment much more basic in design than the Core Panel Line of Production.

Although we have completed the initial design of the Frame Structure Line of Production equipment with Corruven Canada, due to our efforts being primarily focused on the Core Panel Line of Production, we estimate that we are only approximately 50% complete with the development of the pilot Frame Structure Line of Production. We estimate we will require a minimum of $50,000 related to the completion of the Frame Structure Line of Production, and we anticipate the time necessary for completion should not exceed one month. In addition, the Company believes outside standard industry equipment may be available to complete the Frame Structure, however the purchase of such equipment may not be an economically beneficial decision for the Company if we are able to internally design and complete our custom Frame Structure Line of Production equipment economically and expediently.

The Finishing Process Line of Production is the final stage in the assembly of the Corruven Composite Panel. The equipment used in this process is much simpler and more readily available commercially than the Core Panel and Frame Structure equipment. We have begun the initial design of the Finishing Process Line of Production equipment with Corruven Canada, but due to our efforts being primarily focused on the Core Panel Line of Production, we estimate that we are only approximately 40% complete with the development of the pilot Finishing Process Line of Production. We estimate we will require a minimum of $300,000 related to the completion of the Finishing Process Line of Production, however, once we have the capital available to complete the equipment and we are able to focus our efforts on the completion of this equipment, we anticipate the time necessary for completion should not exceed four months time. In addition, the Company believes standard industry equipment is available to complete the Finishing Process.

Line of Production License Model

We intend to launch our Line of Production license model following the completion of our complete and final Line of Production and introduction of our products into the marketplace. Each Line of Production license deal will be individually structured and tailored to the licensee individual needs. As such, we cannot realistically estimate the costs associated with each Line of Production license deal until we locate an individual license partner and structure each individual deal accordingly. Following the license of each Line of Production model, we expect that we will generate revenue thereunder from: (i) the license of equipment and related technology; (ii) ongoing royalties from the output of such licensed equipment; and (iii) the raw materials used in the Line of Production and end product to be provided to the licensee by the Company.

As of our last financial statement for the period ending December 31, 2012, we had approximately $56,216 cash on hand and have raised an additional $222,823 since December 31, 2012. As such, we believe we will require additional funding to complete the pilot Line of Production. We are a development stage business and have had no revenue since our formation. Although we have been able to raise past funding, there can be no assurance that we will be able to raise the additional funding required to complete the pilot Line of Production or commercial launch of the line of Corruven Composite Panel products, and even if completed that we will be able to generate any revenues. Further, there can be no assurance that even if revenues are generated by the line of Corruven Composite Panel products, that those revenues will be sufficient to enable the Company to maintain its operations.

If we are unable to reach profitability following the completion of the pilot Line of Production, we will need to obtain additional capital to maintain operations through the next twelve month period. Following the completion of the pilot Line of Production and launch of the line of Corruven Composite Panel products, our intended short term source of funds for the second quarter of 2013 will come primarily from cash on hand, potential revenues from the sale of the line of Corruven Composite Panel products, specifically the Core Panel, and capital we may raise through additional equity and/or debt financings.  However, there can be no assurance that any additional financing will become available to us, and if available, on terms acceptable to us.

Capital Resources and Liquidity, page 22

12.	Please revise your narrative to discuss more fully:

•	the reasons for significant changes in operating assets and liabilities between the comparative annual and interim periods;

•	the material changes in financing cash flows between the comparative annual and interim periods; and

•	the specific R&D activities that are necessary to complete before you begin to generate revenues, including the estimated costs and timing for each activity.

Response:

The specific R&D activities that are necessary to complete before we begin generating revenues and their related estimated costs are outlined in the Response to Comment 11 above. We have updated the narrative under Capital Resources and Liquidity found in our Amended Registration Statement to include the following disclosure relating to the remaining issues raised in this Comment 12:

Capital Resources and Liquidity

The following table provides information about our net cash flow for the year ended December 31, 2012 and 2011.

Cash Flow	The Years Ended December 31,
	2012	2011
Net cash used in operating activities	$(708,516)	$(422,385)
Net cash used in investing activities	-	-
Net cash provided by financing activities	716,793	199,653
Effect of exchange rate changes on cash	(7,793)	(14,672)
Net Increase (Decrease) in Cash and Cash Equivalents	484	(237,404)
Cash and Cash Equivalents at Beginning of the Period	55,732	293,136
Cash and Cash Equivalents at End of the Period	$56,216	$55,732

Operating Activities

Net cash used in operating activities was $708,516 for the year ended December 31, 2012, as compared to $422,385 used in operating activities during the prior year. The net cash used in operating activities was mainly due to general operations of our business, primarily used for research and development costs paid to Corruven Canada, Inc., and the reduction of our historical working capital debt.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 and 2011 was $0 and $0, respectively.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 and 2011 was $716,793 and $199,653, respectively. The increase in cash is primarily attributable to aggregate proceeds of approximately $638,002 received from the sale of Common Stock and Warrants and $3,467 in stock subscription receivable paid and cash received for common stock to be issued (common stock payable) of $75,324 during the year ended December 31, 2012. Whereas during the year ended December 31, 2011 the Company received approximately $186,020 from the sale of Common Stock and Warrants. This is further described under the heading “Prior Fundings” on page 26 of this Registration Statement

13.	Given your history of no revenues and significant losses since your formation, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon effectiveness of the registration statement, including costs associated with being a reporting company under the Exchange Act. We note that you will receive no proceeds from the sale of the shares of common stock by the selling stockholders, and that you are paying all fees and expenses for the registration of those shares of common stock.

Response:

We have updated the narrative under Capital Resources and Liquidity found in our Amended Registration Statement to include the following disclosure:

Need for Additional Capital

As of December 31, 2012 the Company had $56,216 cash on hand, and as of the date of this Registration Statement, the Company currently has cash on hand of approximately $200,000.00. We anticipate that this amount is not sufficient to satisfy our cash requirements for the following twelve months without additional funding. The Company has funded its operations and met its capital expenditures requirements primarily through cash generated from the sale of securities. We do not have any financing commitments and no assurance can be made that we will be obtaining financing at the times and terms needed. Therefore, there is substantial doubt that we will be able to continue as a going concern as we believe we will need substantial additional capital during the next 12 months on order to complete our business plan.

As outlined above in the section entitled Twelve Month Plan of Operations, during the subsequent twelve month period, the Company believes that it will expend funds primarily on the completion of the Line of Production equipment, with additional potentially substantial costs associated with being a reporting company under the Exchange Act, including legal, accounting and audit costs. As indicated above, although the Company believes it will begin generating revenues by the end of the second quarter of 2013, management does not believe that such revenues will provide sufficient capital to sustain its current and execute its proposed operations for the next twelve month period without raising additional capital.  Accordingly, we expect that we will require additional funding through additional equity and/or debt financings.  Although the Company has been able to historically raise capital sufficient to continue its R&D, there can be no assurance that any additional financing will become available to us, and if available, on terms acceptable to us.

Any financing, if available, may involve restrictive covenants that may impact our ability to conduct our business or raise additional funds on acceptable terms.  If we are unable to raise additional capital when required or on acceptable terms, we may have to delay, scale back or discontinue our expansion plans. In the event we are unable to raise additional capital we will not be able to sustain any growth or continue to operate.

Critical Accounting Policies, page 23

Fair Value of Warrants

14.	Please expand your disclosures to quantify and discuss the assumptions that you used to estimate the value of the warrants issued in November 2011 and during 2012.

Response:

We have updated the Critical Accounting Policies found in our Amended Registration Statement to include the following disclosure:

Fair Value of Warrants

In preparing our financial statements, we must calculate the value of common stock warrants issued to investors. The fair value of each warrant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is a generally accepted method of estimating the value of common stock warrants. The Black-Scholes option pricing model requires us to estimate the Company’s dividend yield rate, expected volatility and risk free interest rate over the life of the option. Inaccurately estimating any one of these factors may cause the value of the option to be under or over estimated. See the footnotes of the financial statements for the current estimates used in the Black-Scholes pricing model.

Management, page 26

15.	For each director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Corruven, Inc. at the time that the disclosure is made in light of the business and structure of Corruven, Inc. See Item 401(e)(1) of Regulation S-K.

Response:

We have updated the “Management” section found in our Amended Registration Statement to include the following disclosures:

MANAGEMENT

Directors and Executive Officers

The Directors and executive officers of Corruven, Inc., as of the date of this Registration Statement are set forth below:

Name	Age	Position

Alain Belanger	49	Chief Executive Officer, Director

Denis Duguay	44	Secretary, Chief Financial Officer and Director

Real Gravel	63	Director

Mamadou Paco Ndongo	50	Director and Vice President of Innovation

Alain Belanger, Chief Executive Officer and Chairman of the Board of Directors

Mr. Belanger, the inventor of the “Corruven Composite Panel” and the founder of Corruven Inc., is our Chief Executive Officer and Chairman of the Board from our inception. Since inception he has been serving in these positions and currently and in the foreseeable future devotes approximately 90% of his professional time to the affairs of the Company. Mr. Belanger is also the President and director of Corruven Canada, Inc. since its inception in February of 2008. From December 2003 to present, Mr. Belanger has held the position of President and director of Groupe Regenord, Inc., an integrated territory management company focusing on forestry and land management. As an entrepreneur, Mr. Belanger has spend the last 25 years managing and developing his owned businesses, from forestry management and training methodology to trading wood logs and wood products all around the world. Mr. Belanger has also received extensive exposure to a wide variety of organizations and industries and has been awarded multiple prestigious awards including: specialist in developing Service New Brunswick in various African countries; Team Canada Mission to Russia, Germany and Atlanta participant; Board member of New Brunswick Economic Development Council; Board member of the Atlantic Innovation Council; Member of the Association of Registered Professional Foresters of New Brunswick; Award for “Innovation In Forestry Technology” by New Brunswick Forestry Association; Award of Africa-Canada Partnership; and “New Brunswick's Entrepreneur Of The Year” by the Economic Development Council of New Brunswick. Mr. Belanger graduated from Laval University of Quebec with a bachelor’s degree in forest engineering. Mr. Belanger is the founder of our Company and his extensive expertise and experience in the forestry and wood products industries provides invaluable guidance and leadership to our management and Board.

Denis Duguay, Secretary, Chief Financial Officer and Director

Mr. Duguay is our Secretary, Chief Financial Officer and one of our Directors. Since inception he has been serving in these positions and currently and in the foreseeable future devotes approximately 25% of his professional time to the affairs of the Company. Mr. Duguay is also the Secretary, Chief Financial Officer and director of Corruven Canada, Inc. since his appointment in November of 2009. From January 2007 to present, Mr. Duguay has held the position of Chief Executive Officer and Chief Financial Officer of Northeast FAB, Inc., a company focusing on steel construction and development and equipment manufacturing. Working in the finance sector for the last 12 years as well as preparing budgets and forecasts, making financial analysis either for financial institution or manufacturing companies, Mr. Duguay has a solid understanding of the intricacies of business finance. Having a background in technology and training, Mr. Duguay effectively communicated with all level of corporate personnel, analyzing, clarifying business problems and insured everyone grasped the objectives and the business focus. Mr. Duguay graduated from the University of Moncton with a bachelor’s degree in business administration. Mr. Duguay brings to our management and Board comprehensive experience in financial reporting, accounting and manufacturing as well as a history of success in leadership positions he has been associated with.

Mamadou Paco Ndongo, Director and Vice President of Innovation

Mr. Ndongo is our Vice President of Innovation and one of our Directors. Since March of 2010, he has been serving in these positions and currently and in the foreseeable future devotes approximately 50% of his professional time to the affairs of the Company. From November 2011 to present, Mr. Ndongo has held the position of Executive Vice-President of SocioHabitat, Inc., a company focusing on the distribution of efficient, affordable and sustainable steel homes, for the needs of populations, businesses and public institutions in developing countries. From 2003 to 2011, Mr. Ndongo has held the position of President of PolyConsult, Inc., a company focusing on the plastics transformation and technology fields. Mr. Ndongo is a specialist in the plastic and composite materials realms and has been involved in sectors as varied as medical, industrial, oil, electronic, automobile, construction, and aeronautics within the framework of research & development, improvement of existing products, training and consultation as well as carrying out many projects in applied product research and prototyping. Mr. Ndongo graduated from the Institut National del Sciences Appliquees de Lyon, France, with a bachelor’s degree in engineering. Mr. Ndongo’s significant research and development background, specifically relevant to the manufacturing and composite materials realm, brings an important technical perspective to our Board.

Real Gravel, Director

Mr. Gravel is one of our Directors. Since inception he has been serving in this position and currently and in the foreseeable future devotes approximately 2% of his professional time to the affairs of the Company. Mr. Gravel is also a director of Corruven Canada, Inc. since its inception in February of 2008. From 1999 to 2009, Mr. Gravel has held the position of Vice-president of Operation for South Shore Industries, Ltd., one of the largest furniture manufacturing companies in Canada. Mr. Gravel understands the needs and trends for the furniture’s manufacturing industry in the matter of light weight wood panels. Mr. Gravel’s role as the Vice-president of Operations for South Shore Industries, Ltd. included the responsibility for the supply chain, the production, the engineering, the quality and the human resources for the three factories that the company operated. Mr. Gravel has also developed a great expertise in finance and management, occupying many key positions with Northern Telecom from 1970 to 1999. Mr. Gravel participates and sits on several boards, from “Composite Panel Association” to “Federation des Caisses d’Économie Desjardins du Québec”. Mr. Gravel graduated from University of Montreal with a bachelor’s degree in Accounting. Mr. Gravel brings to our Board years of operational experience, including knowledge of the manufacturing process behind furniture and wood paneling.

16.	Please identify any promoter of Corruven, Inc., and disclose any transactions with any promoter. See Item 404(c) of Regulation S-K.

Response:

The Company has no relationships with, nor has entered into any transactions with any promoters.

Selling Stockholders, page 32

17.	Please indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

Response:

We have updated the “Selling Stockholders” section found in our Amended Registration Statement to include the following disclosures:

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of Common Stock by the Selling Stockholders. The Selling Stockholders include the persons and entities named below, and their transferees, pledges, donees, or their successors. We will file a supplement to this prospectus to name any successors to the Selling Stockholders who will use this prospectus to resell their securities. We will not receive any proceeds from the resale of the Common Stock by the Selling Stockholders. Assuming the Selling Stockholders sell all the shares registered below, none of the Selling Stockholders will continue to own any shares of our Common Stock.

Selling Stockholder (1)	Beneficial Ownership Before Offering	Percentage of Common Stock Before Offering	Shares of Common Stock Offered by this Prospectus	Beneficial Ownership After the Offering (2)(3)
645857 N.B., Inc.(4)	10,164	0.05%	10,164	0.00%
651769 N.B., Ltd(5)	156,139	0.77%	156,139	0.00%
9134-2352 Quebec, Inc.(6)	30,000	0.14%	30,000	0.00%
9161-8256 Quebec, Inc.(7)	30,000	0.14%	30,000	0.00%
9211-0980 Quebec, Inc.(8)	750,039	3.67%	750,039	0.00%
Chantal Abran	6,000	0.02%	6,000	0.00%
ADM Systems Engineering, Ltd.(9)	76,815	0.38%	76,815	0.00%
Stephane Ares	6,000	0.02%	6,000	0.00%
Denis A. Babin	10,000	0.04%	10,000	0.00%
Daniel Beauregard-Long(10)	528,209	2.59%	528,209	0.00%
Conrad Belanger(11)	11,000	0.05%	11,000	0.00%
Julie Francoeur Belanger(12)	7,693	0.03%	7,693	0.00%
Marc Belanger(13)	300,000	1.48%	300,000	0.00%
Sylvain Belanger(14)	7,693	0.03%	7,693	0.00%
Brad Bingham(15)	1,000,000	4.90%	1,000,000	0.00%
Pierre Campagna	16,924	0.08%	16,924	0.00%
Eric Caron	50,000	0.24%	50,000	0.00%
Josee Caron	10,292	0.05%	10,292	0.00%
Jean Chagnon	6,000	0.02%	6,000	0.00%
Paul Mun Keung Choi	50,000	0.24%	50,000	0.00%
Denise Cloutier	6,000	0.02%	6,000	0.00%
Gary Cormier	20,000	0.09%	20,000	0.00%
Sylain E. Cormier	10,000	0.04%	10,000	0.00%
Corrutech Europe(16)	300,000	1.47%	300,000	0.00%
Jean-Francois Cote	30,000	0.14%	30,000	0.00%
Bruno Courtemanche	12,000	0.05%	12,000	0.00%
Marianne Deslandes(17)	12,000	0.05%	12,000	0.00%
Jocelyn Deslandes(17)	6,000	0.02%	6,000	0.00%
Richard Deslandes(17)	6,000	0.02%	6,000	0.00%
Vincent Deslandes(17)	22,000	0.10%	22,000	0.00%
Daniel Dion	15,000	0.07%	15,000	0.00%
Pierre Dion	6,000	0.02%	6,000	0.00%
Ian Drapeau(18)	105,000	0.52%	105,000	0.00%
Dre. Sylvie Senechal M.D. Corp. Professionnelle, Inc.(19)	20,000	0.09%	20,000	0.00%
Francois Duguay	187,538	0.90%	187,538	0.00%
Patrick J. Durepos & A.M. (Lily) Durepos	156,221	0.77%	156,221	0.00%
Marcel Ellyson	5,000	0.02%	5,000	0.00%
Alex Fortin(20)	10,600	0.14%	10,600	0.00%
Michel Fortin	30,000	0.14%	30,000	0.00%
Mario Gadbois	6,000	0.02%	6,000	0.00%
Robert Gaudet	6,000	0.02%	6,000	0.00%
Gestion Davry, Inc.(21)	300,000	1.47%	300,000	0.00%
Gestion MLSBG, Inc.(22)	6,000	0.02%	6,000	0.00%
Gestion Proulx Gagnon, Inc.(23)	30,000	0.14%	30,000	0.00%
Fernand Gilbert	5,000	0.02%	5,000	0.00%
Raymond Hickey(24)	1,000	0.01%	1,000	0.00%
Peter Scott Kettenbeil	3,000	0.01%	3,000	0.00%
Gabriel Kuate(25)	53,500	0.26%	53,500	0.00%
Patrice Laflamme	6,000	0.02%	6,000	0.00%
Wai Sang Lam	50,000	0.24%	50,000	0.00%
Rejean Laliberte	6,000	0.02%	6,000	0.00%
Sylvie Lapointe	30,000	0.14%	30,000	0.00%
Le Holding CEM & CMT, Inc.(26)	10,000	0.04%	10,000	0.00%
Francois LeSieur	6,000	0.02%	6,000	0.00%
Les Constructions Richard Deslandes, Inc.(27)	377,085	1.85%	377,085	0.00%
Les Entreprises MA-Gi (1999), Inc.(28)	20,000	0.09%	20,000	0.00%
Ying Lin	50,000	0.24%	50,000	0.00%
Guy Long(29)	15,434	0.07%	15,434	0.00%
Gisele Martel	30,000	0.14%	30,000	0.00%
Jacques Mathieu	15,000	0.07%	15,000	0.00%
Matiss, Inc.(30)	300,000	1.47%	300,000	0.00%
Andre Mazerolle	22,525	0.11%	22,525	0.00%
Melissa Menard	3,077	0.01%	3,077	0.00%
Arthur Michaud	10,292	0.05%	10,292	0.00%
Charles Michaud	10,164	0.05%	10,164	0.00%
Marilene Morais	6,000	0.02%	6,000	0.00%
Lucien Nadeau	12,000	0.05%	12,000	0.00%
Adrien Noel	10,072	0.05%	10,072	0.00%
Guildard Pelletier	6,000	0.02%	6,000	0.00%
Yves Perrier(31)	6,000	0.02%	6,000	0.00%
Donald John Philippe(32)	10,000	0.04%	10,000	0.00%
Perceval Philippe(32)	10,000	0.04%	10,000	0.00%
Scott Philippe(32)	100,000	0.49%	100,000	0.00%
Alphonse Pitre	30,000	0.14%	30,000	0.00%
Placement S. Lemieux, Inc.(33)	40,494	0.20%	40,494	0.00%
Sevag Pogharian	3,000	0.01%	3,000	0.00%
Andree Poirier	16,288	0.08%	16,288	0.00%
Raynald Racine	6,000	0.02%	6,000	0.00%
Michel Raymond	3,000	0.01%	3,000	0.00%
Rhodes Holdings, LLC(34)	1,000,000	4.90%	1,000,000	0.00%
Francine Rodier	20,000	0.09%	20,000	0.00%
Michel Romano	6,000	0.02%	6,000	0.00%
Stephane Sonier	10,965	0.05%	10,965	0.00%
Philippe Rodrigue Trudel	6,000	0.02%	6,000	0.00%
Total Shares	6,696,223	32.82%	6,696,223	0.00%

(1) None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers

(2) Assumes all shares offered by this prospectus are sold.

(3) Number of shares includes shares issued to the selling shareholders in connection with the private placement of securities by the Company.

(4) Eric Aucoin has full investment authority for these shares.

(5) Marc Daoust has full investment authority for these shares.

(6) Solange Gauthier has full investment authority for these shares.

(7) Gaetan Laberge has full investment authority for these shares.

(8) Maxime Larouche has full investment authority for these shares.

(9) ADM Systems Engineering, Ltd. is a consultant of Corruven Canada, Inc. Arnold Nicholson has full investment authority for these shares.

(10) Daniel Beauregard-Long is a consultant of Corruven, Inc., an employee of Corruven Canada, Inc. and the son of Guy Long.

(11) Conrad Belanger an uncle of Alain Belanger.

(12) Julie Francoeur Belanger is the wife of Sylvain Belanger.

(13) Marc Belanger is the cousin of Alain Belanger.

(14) Sylvain Belanger is the cousin of Alain Belanger and the husband of Julie Francoeur Belanger.

(15) Brad Bingham is the President of The Bingham Law Group, APC, legal counsel to the Company in connection with the Registration Statement.

(16) Fabrice Bruneliere has full investment authority for these shares.

(17) Marianne Deslandes and Richard Deslandes are husband and wife. Jocelyn Deslandes is the sister of Richard Deslandes. Vincent Deslandes is the adult son of Richard & Marianne Deslandes.

(18) Ian Drapeau is an employee of Corruven Canada, Inc.

(19) Sylvie Senechal has full investment authority for these shares.

(20) Alex Fortin is a consultant of Corruven, Inc.

(21) Raymond Ouellette has full investment authority for these shares.

(22) Solange Gauthier has full investment authority for these shares.

(23) Andre Proulx has full investment authority for these shares.

(24) Raymond Hickey is a consultant of Corruven, Inc.

(25) Gabriel Kuate is a consultant of Corruven, Inc.

(26) Le Holding CEM & CMT, Inc. is a consultant of Corruven Canada, Inc. Christian E. Michaud has full investment authority for these shares.

(27) Richard Deslandes has full investment authority for these shares.

(28) Mario Bergeron has full investment authority for these shares.

(29) Guy Long is the father of Daniel Beauregard-Long.

(30) Matiss, Inc. is a contractor of Corruven Canada, Inc. Jacques Martel has full investment authority for these shares.

(31) Yves Perrier is a business representative of Corruven, Inc.

(32) Scott Philippe is an employee of Corruven Canada, Inc. Donald John Philippe is the father of Scott Philippe. Perceval Philippe is the uncle of Scott Philippe.

(33) Serge Lemieux has full investment authority for these shares.

(34) Rhodes Holdings, LLC is a consultant of Corruven, Inc. Robert Rhodes has full investment authority for these shares.

18.	We note that some selling stockholders have the same surname. Disclose the relationship, if any, of selling stockholders who have the same surname.

Response:

We have updated the “Selling Stockholders” section found in our Amended Registration Statement to address the concerns raised in this Question 18. Such information is found above in the information outlined in the answer to Question 17.

Statement of Cash Flows, page 42

19.	It appears to us that your statement of cash flows should reflect as a non-cash investing activity the transaction whereby fixed assets were transferred to Corruven Canada in lieu of cash payments for accounts payable – related party.

Response:

We have updated the Statement of Cash Flows in the Amended Registration Statement for the years ended December 31, 2012 and 2011 to reflect the non-cash investing activity for fixed assets transferred to Corruven Canada in lieu of cash payments for accounts payable-related party.

20.	Your statements of cash flows include the line item, “gain (loss) on foreign currency translation,” with amounts that correspond to amounts included in the determination of your comprehensive loss for each period presented. It appears to us that this line item should reflect instead the effect of exchange rate changes on cash and that your statements of cash flows should be revised to comply with FASB ASC 830-230-45 and 830-230-55. Alternatively, please explain to us how your current presentation is appropriate. This comment is also applicable to your statements of cash flows for the interim periods.

Response:

We have updated the Statement of Cash Flows in the Amended Registration Statement for the years ended December 31, 2012 and 2011 presented to include the line item titled, “Effects of exchange rate changes on cash” and removed the prior reference of “gain (loss) on foreign currency translation” to comply with FASB ASC 830-230-45 and 830-230-55.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 43

Stock-Based Compensation, page 45

21.	It appears to us from your disclosure in note 4 that the 39,600 common shares issued for consulting services from a non-employee may have been valued based on the fair market value of such services. However, your footnote only appears to refer to your accounting policy for stock-based compensation with an employee. Please revise your footnote to clarify, if true, that the transaction resulting in stock-based compensation expense of $13,464 in 2011 was accounted for in accordance with FASB ASC 505-50-30-6 and, based on the sales of shares of your common stock for cash, please explain the basis for your accounting.

Response:

We have updated the corresponding disclosure in Note 4. to the financial statements for the years ended December 31, 2012 and 2011 in the Amended Registration Statement for the years ended December 31, 2012 and 2011 presented to further clarify the transaction was accounted for and fair market value of shares issued were based on the recent sales of common stock at a per share price of $0.34, which was the sales price of per share of common stock at or near the time the consulting services contracts were entered into. This value was selected as the best measure of fair value due to it being a level 1 input as defined by ASC 820.

The disclosure reads:

During the year ended December 31, 2011, the Company issued 39,600 shares of common stock for services valued at $13,464. The valuation of the stock was determined by recent sales of stock that provided the most reliable measure of fair value in accordance with ASC 505-50-30-6.

Note 6. Related Party Transactions, pages 49 and 60

22.	We note the terms of the research and development agreement that you filed as exhibit 10.2. Please revise your disclosures to:

•	state that the agreement can be terminated by either party at any time upon the receipt of 90 days written notice to the other party;

•	address the potential impact of a termination; and

•	reconcile the required payments disclosed here with the amounts disclosed in the agreement which appear to include an additional initial payment of $736,091.

Response:

We have updated the corresponding disclosure in Note 6. to the financial statements for the years ended December 31, 2012 and 2011 in the Amended Registration Statement for the years ended December 31, 2012 and 2011 presented to address the above mentioned items related to the research and development agreement. The disclosure is presented in the response to SEC Comment 23.

23.	Your disclosure states that “the excess of the payments over the $495,982 due, of $117,756, was expensed as additional R&D expense in 2011.” Please tell us and clarify in your footnote whether the excess payments were for additional R&D costs incurred in 2011 or were payments made in advance for 2012 R&D costs.

Response:

We have updated the corresponding disclosure in Note 6. to the financial statements for the years ended December 31, 2012 and 2011 in the Amended Registration Statement for the years ended December 31, 2012 and 2011 presented to further clarify the amounts paid under the R&D Agreement and those costs that were incurred outside of the R&D Agreement.

The disclosure for the year end period presented reads:

6. RELATED PARTY TRANSACTIONS

On January 5, 2010, the Company entered into an Intellectual Property License Agreement with Corruven Canada, Inc. (the “License”). The License provided the Company an exclusive license for various patents and patent applications related to materials, methods and devices relating to Corruven wood panel. The License provides that the Company shall pay to Corruven Canada, Inc. an annual royalty license fee of one percent (1%) of net sales of the products sold by the Company pursuant to the License. No products have been sold to date. In addition, the Company entered into a Research and Development Agreement (the “R&D Agreement”) with Corruven Canada, Inc. in which the Company agreed to expend certain funds for the right of using the technologies and patents developed by Corruven Canada, Inc. Corruven Canada, Inc. is considered a related party due to the ownership by Alain Belanger, the Company's CEO and majority shareholder.

Pursuant to the R&D Agreement, as amended, the Company is required to pay Corruven Canada, Inc. according to the following payment schedule:

Amounts Due
January 5, 2010	$-
January 5, 2011	-
January 5, 2012	495,982
January 5, 2013	440,873
January 5, 2014	385,764
January 5, 2015	330,655
Total	$1,653,274

Beginning January 5, 2016, $275,546 (to be adjusted annually based upon the Canadian Consumer Price Index as quoted by the Bank of Canada) will be due and on annual basis thereafter continue to be due for as long as the R&D Agreement remains effective. A mounts due under the R&D Agreement are accrued on a monthly basis during the period prior to the payment date and expensed as R&D expenses.

The R&D Agreement can be terminated by either party at any time upon the receipt of 90 days written notice to the other party. Upon notification of termination, Corruven Canada Inc. shall proceed in an orderly fashion to limit or terminate any outstanding commitments and/or to conclude any research being developed as a result of the R&D Agreement.

The following represents payments the Company has made to Corruven Canada through December 31, 2012.

Amount Paid
2010	$150,000
2011	463,738
2012	647,653
Total	$1,261,391

There were no amounts (including those accrued) due under this agreement at December 31, 2012 and 2011

During 2011, the Company sold its fixed assets for $14,167 to Corruven Canada as payment for R&D services performed. A gain on sale of $2,900 was booked to additional paid in capital.

The Company paid to Corruven Canada, Inc. $206,780 and $117,756 in additional R&D expenses (above and beyond the amounts contractually due under the R&D Agreement) during the year ended December 31, 2012 and 2011, respectively. Total payments made to Corruven Canada, Inc. for the years ended December 31, 2012 and 2011 were $647,653 (amounts paid under the R&D Agreement of $440,873, and additional amounts paid above and beyond the R&D Agreement of $206,780), and $463,738 (amounts paid under the R&D Agreement of $345,982, and additional amounts paid above and beyond the R&D Agreement of $117,756), respectively.

Note 7. Subsequent Events, pages 49 and 61

24.	Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1

Response:

We have updated the subsequent events of the Amended Registration Statement for the years ended December 31, 2012 and 2011 presented to disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

The disclosure reads:

The Company has performed an evaluation of events occurring subsequent to the period end through the original issuance date of this audit report. Based on our evaluation, nothing other than the events described below need to be disclosed.

From January 1, 2013 through the date of this audit report, the Company has issued 342,809 common shares to investors for proceeds of $222,826. The common stock issued included: 171,407 Series A-100 warrants to purchase 171,407 shares of common stock at $0.65 per share; 85,707 Series A-200 warrants to purchase 85,707 shares of common stock at $1.25 per share; and 85,707 Series A-300 warrants to purchase 85,707 shares of common stock at $1.75 per share.

Exhibit 10.2

25.	We note that section 6 of the research and development agreement provides for termination of the agreement by either party at any time upon the receipt of 90 days written notice to the other party. Please advise what consideration you have given to risk factor disclosure of this termination provision.

Response:

We have updated the risk factors found in our Amended Registration Statement to include the following disclosure:

We rely heavily upon outside sources for the research and development related to our Corruven Composite Panel and related technology.

The Company relies heavily upon Corruven Canada for the research and development related to the finalization and commercial application of the Corruven Composite Panel. Pursuant to the terms of the R&D Agreement, the Company is required to pay: (i) a total of $1,653,274 over a five year period as follows: $495,982 on or before January 5, 2012; $440,873 on or before January 5, 2013; $385,764 on or before January 5, 2014; $330,655 on or before January 5, 2015; and (ii) $275,546 on or before January 5 of each following year thereafter for the life of the R&D Agreement. In addition the Company is required to pay to Corruven Canada a “development fee” of two percent (2%) of net sales proceeds of the Company after January 5, 2013.

The R&D Agreement allows for termination: (i) for failure of any payment due and owing to Corruven Canada under the R&D Agreement; and (ii) by either party at any time upon the receipt of ninety (90) days written notice to the other party. In the event the R&D Agreement is terminated for any reason, although the Company will maintain the exclusive world-wide license to manufacture, market, and sell the Corruven Composite Panels and to utilize any products, methods, structures, assemblies and devices which exist or may in the future be derived from, or utilize, the Corruven IP, the Company may no longer have immediate access to the machinery involved in the Line of Production (as defined herein) and will lose much of the technological and mechanical progress made pursuant to the relationship between the Company and Corruven Canada under the License Agreement and R&D Agreement. The termination of such relationships and agreements with Corruven Canada would be a tremendous setback to the Company’s forward progress. However, considering the relationship between the Company and Corruven Canada, and the fact the current management of the Company and Corruven Canada are the same individuals, the Company does not foresee any termination of, nor change in the relationship between the entities.

*****

On behalf of the Company, we have arranged for delivery to the attention of Jay E. Ingram of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.1.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162.

Professionally yours,

The Bingham Law Group, APC

/s/ Brad Bingham
By: Brad Bingham
Its: President